EYECAM, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

September 1, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
eyeCam, Inc.
San Francisco, CA

We have reviewed the accompanying balance sheet of eyeCam, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 1, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EYECAM, INC.
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
_____

		2016	2015
ASSETS			
CURRENT ASSETS			
Cash	$	10,100	$ -
TOTAL CURRENT ASSETS		10,100	-
OTHER ASSETS			
Related Party Receivables		2,000	2,000
Intellectual Property		1,250	1,250
TOTAL OTHER ASSETS		3,250	3,250
TOTAL ASSETS		13,350	3,250
LIABILITIES AND SHAREHOLDER'S EQUITY			
NON-CURRENT LIABILITIES			
Convertible Notes- Related Party		772,209	365,561
Convertible Notes		43,200	-
TOTAL NON-CURRENT LIABILITIES		815,409	365,561
TOTAL LIABILITIES		815,409	365,561
SHAREHOLDER'S EQUITY			
Common Stock (50,000,000 shares authorized, 34,333,333 issued and outstanding, no par value)		3,558	3,558
Retained Earnings (Deficit)		(805,617)	(365,869)
TOTAL SHAREHOLDER'S EQUITY		(802,059)	(362,311)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	13,350	$ 3,250

EYECAM, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Operating Expense		
Project Research and Development	$ 202,495	$ 44,060
Project Management costs	202,293	321,249
General and Administrative	2,632	561
Net Income from Operations	(407,420)	(365,869)
Other Income and Expense		
Other Income	117	-
Interest Expense	32,445	-
Net Income	$ (439,748)	$ (365,869)

EYECAM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ (439,748)	$ (365,869)
Cash Flows From Investing Activities		
Change in Accounts Receivable	-	(2,000)
Increase in Intellectual Property	-	(1,250)
Net Cash Flows From Investing Activities	-	(3,250)
Cash Flows From Financing Activities		
Change in Convertible Debt- Related Party	406,648	365,561
Change in Convertible Debt	43,200	-
Issuance of Common Stock	-	3,558
Net Cash Flows From Financing Activities	449,848	369,119
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	10,100	-
Cash at End of Period	$ 10,100	$ -

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

eyeCam, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company's activities include product design, analysis, engineering and patenting for license and sale. The Company develops products for other companies to manufacture and sell as their own.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the States of Delaware and California. The Company's federal tax filings for 2015, and 2016 remain subject to review by the Internal Revenue Service until 2019, and 2020, respectively.

The Company's annual reports for 2015 and 2016 remain subject to review by the State of Delaware until 2019, and 2020 respectively. The Company's franchise tax filing for 2016 remains subject to review by the State of California until 2021. The California minimum tax on newly formed or qualified corporations filing an initial return for their first taxable year was waived in 2016.

Equity Based Compensation

In 2014, the Company adopted an Equity Incentive Plan ("the Plan") for the purpose of attracting and retaining well qualified and talented personnel. Participants in the Plan may have the

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option to purchase stock in the Company at favorable rates, provided certain performance, longevity, or other criteria are met. Options vest in an amount and on a schedule determined by management at the time that they are granted to participating employees.

As of December 31, 2016, 1,250,000 shares of Company stock, of which 598,958 had vested, were reserved for issuance under the Plan. No options were exercised in the years ended December 31, 2016, and 2015.

NOTE C- FINANCING ACTIVITIES

As of December 31, 2016, the Company had outstanding convertible notes ("the Notes") in the amount of $40,000, plus accrued interest due and payable on June 30, 2018 (the "Maturity Date"). The Notes may not be prepaid without the prior written consent of holders of the Notes that hold a majority of the aggregate outstanding principal amount of the Notes. In the event the Company consummates, on or prior to the Maturity Date, an equity financing pursuant to which it sells shares of its preferred stock, which are expected to be Series A Preferred Stock (the "Preferred Stock"), with an aggregate sales price of not less than $10,000,000, excluding any and all indebtedness that is converted into Preferred Stock (*e.g.,* the Notes), and with the principal purpose of raising capital (a "Qualified Financing"), then the Notes will automatically convert all principal, together with all accrued and unpaid interest under the Note, into the Preferred Stock and common stock. In the event of a change of control or an IPO, the Notes will convert into shares of capital stock of the Company at the valuation cap. Convertible Notes includes accrued and unpaid interest of $3,200 as of December 31, 2016.

During the years ended December 31, 2016, and 2015, the Company issued a series of convertible notes (the "Related Party Notes") to Eyecam's owner in exchange for assumption of certain startup and development expenses on the Company's behalf. The Related Party Notes are unsecured, and accrue interest at the rate of 8% per annum. The Related Party Notes mature on June 30, 2018. They are convertible to equity on terms that are substantially similar to the non-related party notes. Convertible Notes- Related Party includes accured and unpaid interest of $29,245 as of December 31, 2016.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- RELATED PARTY TRANSACTIONS

As of December 31, 2017, the Company was owned in part by Foundation Productions, LLC (40% of stock outstanding), and eyeCam, LLC (25% of stock outstanding). Foundation Production, LLC and eyeCam, LLC share common management with the Company.

During the periods under review, the Company was subject to a related party receivable of $2,000 consisting of amounts owed by eyeCam, LLC for a stock purchase in the Company, and a related party payable of $742,964 at December 31, 2016, consisting of amounts owed for work performed by an affiliate.

In early 2017, the Company recognized syndication costs incurred by a related party on its behalf in preparation for capital offerings to occur during 2017. Approximately $9,825 in such costs are due in payable by eyeCam, Inc. to eyeCam, LLC at a point in the future to be determined by the Company's management.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 1, 2017, the date that the financial statements were available to be issued.